# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anywhere Real Estate Inc., CIK 0001398987
CUSIP: 75605Y106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 175 Park Avenue, Madison, New Jersey (NJ), 07940
Date of event which requires filing of this statement: 09/22/2025
Amends the filing with accession number 0001387131-23-013012
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 112,023,820 shares of Common Stock (as defined below) outstanding as of August 6, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the U.S. Securities and Exchange Commission (the "Commission") on August 8, 2025.
- Angelo, Gordon & Co., L.P. (CIK 0000860662): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 112,023,820 shares of Common Stock outstanding as of August 6, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 8, 2025.
- AG GP LLC (CIK 0001064683): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 112,023,820 shares of Common Stock outstanding as of August 6, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 8, 2025.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 112,023,820 shares of Common Stock outstanding as of August 6, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 8, 2025.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,692,993; sole dispositive power 0; shared dispositive power 9,692,993; aggregate amount beneficially owned 9,692,993 (8.7% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 112,023,820 shares of Common Stock outstanding as of August 6, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Anywhere Real Estate Inc.
Address of issuer's principal executive offices: 175 Park Avenue, Madison, New Jersey (NJ), 07940
Comment: This Amendment No. 7 (the "Amendment") amends and supplements the Schedule 13D filed by the relevant Reporting Persons on November 23, 2022, as amended and supplemented by Amendment No. 1 filed on June 26, 2023, Amendment No. 2 filed on October 12, 2023, Amendment No. 3 filed on November 2, 2023, Amendment No. 4 filed on November 13, 2023, Amendment No. 5 filed on February 12, 2024 and Amendment No. 6 filed on March 12, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2(a) of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which is the manager to certain managed accounts and investment fund vehicles (collectively, the "Accounts") that directly hold an aggregate of 9,692,993 shares of Common Stock."
Residence or business address:
This Amendment amends and restates the first paragraph of Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (Chief Legal Officer and General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)"

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following:
"The Noteholder currently holds $137,152,000 in aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2030."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"The following sentence is based on a total of 112,023,820 shares of Common Stock outstanding as of August 6, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 8, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 9,692,993 shares of Common Stock, which constitutes approximately 8.7% of the outstanding shares of Common Stock."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of the Original Schedule 13D as follows:

"Merger Agreement

On September 22, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Compass, Inc., a Delaware corporation ("Parent") and Velocity Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"). The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent.

Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, at the request of the Issuer, certain funds and accounts managed or advised by Angelo Gordon ("Angelo Gordon Parties") entered into a Voting and Support Agreement with Parent and Issuer (the "Voting and Support Agreement"). The Voting and Support Agreement generally requires, subject to certain exceptions, that the Angelo Gordon parties will, among other things, vote all of the shares of Common Stock of Issuer they beneficially own (i) in favor of the adoption of the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Issuer to a later date if there is not a quorum or there are not sufficient votes to adopt the Merger Agreement, (iii) against any competing proposals to the transactions contemplated by the Merger Agreement, and (iv) against any action, proposal, transaction or agreement involving the Issuer or its subsidiaries, or any amendment of the organizational documents of the Issuer, in each case of this clause (iv), which would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of the Angelo Gordon Parties contained in the Voting and Support Agreement or (B) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of, adversely affect or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger. The Voting and Support Agreement also includes non-solicitation covenants with respect to alternative transactions similar to those included in the Merger Agreement with respect to the Issuer. In addition, the Angelo Gordon Parties agreed that, subject to certain exceptions, they will not transfer or cause the transfer of any of the shares of Common Stock of Issuer they beneficially own. The Voting and Support Agreement will terminate upon the earlier of the termination of the Merger Agreement and the effective time of the Merger.

References to and the description of the Voting and Support Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Voting and Support Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

The Accounts have established a position in cash-settled equity swaps that in the aggregate represent economic exposure comparable to a notional interest in 8,136,546 shares of Common Stock (representing economic exposure comparable to approximately 7.3% of the outstanding shares of Common Stock). Under the terms of the swaps, (i) the Accounts will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Accounts any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons' counterparty is Nomura Global Financial Products Inc. The swaps do not give the Reporting Persons or the Accounts direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

In addition, other investment vehicles that may be deemed to be controlled by the Reporting Persons hold $18,800,000 aggregate principal amount of the Issuer's 5.75% Senior Notes due 2029. In addition, the Accounts hold $21,587,000 aggregate principal amount the Issuer's 0.25% Exchangeable Senior Notes due 2026 (the "Exchangeable Notes"). The Accounts have the right before March 15, 2026 to exchange their Exchangeable Notes upon the occurrence of certain events described in the indenture governing the Exchangeable Notes. On or after March 15, 2026, the Accounts may exchange their Exchangeable Notes at any time at their election until the close of business on the second scheduled trading day immediately before the June 15, 2026 maturity date of the notes. Upon exchange, the Issuer will pay cash up to the aggregate principal amount of the Exchangeable Notes to be exchanged and pay or deliver, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Issuer's election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. The initial exchange rate for the Exchangeable Notes is 40.8397 shares of Common Stock per $1,000 principal amount of notes (which represents an initial exchange price of approximately $24.49 per share of Common Stock). The exchange rate and exchange price of the Exchangeable Notes are subject to customary adjustments upon the occurrence of certain events.

The Reporting Persons may, subject to the Voting and Support Agreement, enter into additional securities, or swaps for additional securities, of the Issuer depending on market conditions and may increase or decrease its economic exposure through such additional securities, swaps or other derivative instruments."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing, dated November 1, 2023, by and among Issuer, TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried (incorporated by reference to Amendment No. 3 to this Schedule 13D filed by the Reporting Persons with the Commission on November 2, 2023).

2. Exchange Agreement, dated July 25, 2023, by and among Issuer, Anywhere, Anywhere Co-Issuer, Intermediate Holdings, and the Subsidiary Guarantors and the Noteholder (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Issuer with the Commission on July 26, 2023).

3. Cooperation Agreement, dated and effective as of February 8, 2024, by and among Issuer and the Investor Parties named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on February 8, 2024).

4. Voting and Support Agreement, dated September 22, 2025, by and among the Issuer, Parent and certain funds and accounts managed or advised by Angelo, Gordon & Co., L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 22, 2025).

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (09/22/2025)
- Angelo, Gordon & Co., L.P.: /s/ Christopher Moore, Christopher Moore / Authorized Signatory of GP (09/22/2025)
- AG GP LLC: /s/ Christopher Moore, Christopher Moore / Authorized Signatory (09/22/2025)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (09/22/2025)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (09/22/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).
(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).